UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68061

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/1/2024 AND ENDING 6/30/2025

              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LMV Capital Corp.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1460 BROADWAY STE 4024

              (No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Zeev Klein	**516.526.5998**	zklein@landmarkventures.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HTL International. LLC

(Name – if individual, state last, first, and middle name)

12 Greenway Plaza, suite 1100	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)
7/14/2020		7000	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zeev Klein, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LMV Capital Corp, as of 6/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JANINE RIVERA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RI6156693
Qualified in Suffolk County
My Commission Expires 12/4/26

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LMV CAPITAL CORP.

Financial Statements
And
Report of Independent Public Accounting Firm
For the Year Ended
June 30, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Stockholder
LMV Capital Corp.
475 Park Avenue South
New York, NY 10016

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of LMV Capital Corp. (the "Company") as of June 30, 2025, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, June 30, 2025, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year ended June 30, 2025, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements the Company has suffered recurring losses from operations and has accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The accompanying supplemental schedules have been subjected to the auditing procedures performed in conjunction with the audit of LMV Capital Corp.'s financial statements. The supplemental information is the responsibility of LMV Capital Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the supplemental schedule. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

HTL International, LLC

HTL International, LLC
We have served as LMV Capital Corp. auditor since 2025.
Houston, TX
August 15, 2025

LMV CAPITAL CORP.
Statement of Financial Condition
As of June 30, 2025

Assets

Cash	$	16,034
Prepaid expense		354
Total Assets	$	16,388

Liabilities and Members' Equity

Liabilities

Accrued expenses	$	4,000
Total Liabilities		4,000

Commitments and Contingencies   -

Stockholder's Equity

Common stock, at par value of $0.0001, 200 shares authorized, issued and outstanding	-
Additional paid in capital	345,151
Accumulated deficit	(332,763)
Total Stockholder's Equity	12,388
Total Liabilities and Stockholder's Equity	$ 16,388

The accompanying notes are an integral part of these financial statements.

LMV CAPITAL CORP.

Statement of Operations

For the year ended June 30, 2025

Revenue	$ -
	-
Expenses:	
Insurance	437
Professional fees	13,525
Registration fees	836
Overhead expenses	42,000
Total Expenses	56,798
Net Loss	$ 56,798

The accompanying notes are an integral part of these financial statements.

4

LMV CAPITAL CORP.
Statement of Changes in Stockholder's Equity
For the Year-Ended June 30, 2025

	Common Stock		Additional Paid in Capital		Accumulated Deficit		Stockholder's Equity
Balance as of June 30, 2024	$	-	$	285,151	$	(275,965)	$	9,186
Stockholder Contributions		-		60,000		-		60,000
Net Loss		-		-		(56,798)		(56,798)
Balance as of June 30, 2025	$	-	$	345,151	$	(332,763)	$	12,388

The accompanying notes are an integral part of these financial statements.

LMV CAPITAL CORP.
Statement of Cash Flows
For the Year-Ended June 30, 2025

Cash flows from operating activities:		
Net Loss	$	(56,798)
Adjustments to reconcile net loss to net cash		
used for operating activities:		
Non-cash overhead expenses		42,000
Changes in operating assets and liabilities:		
Prepaid expense		(35)
Net cash used in operating activities		(14,833)
Cash flows from financing activities:		
Stockholder contribution		18,000
Net cash provided by financing activities		18,000
Net increase in cash		3,167
Cash, beginning of year		12,867
Cash, end of year	$	16,034
Supplemental non-cash information		
Stockholder contribution	$	42,000

The accompanying notes are an integral part of these financial statements.

Note 1. Organization And Nature Of Business

LMV Capital Corp. (the "Company"), a Delaware corporation, was organized on September 17, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC" and is a member of the Financial Industry Regulatory Authority (""FINRA"). The primary business of the Company is advisory and placement services related to mergers and acquisitions for which it receives fees in various forms. The Company acts as an introducing broker-dealer, the Company is exempt from the provisions of Rule 15c3-3 as the Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers. The Company is a wholly owned subsidiary of LMV Capital Holdings Corp. (the "Stockholder").

Note 2. Significant Accounting Policies

Basis of Presentation:
The Company's financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Estimates:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:
Cash consists of amounts denominated in US dollars. The Company does not, at any time, maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts. There were no cash equivalents as of June 30, 2025.

Concentration of Credit Risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. All of the Company's cash is held at high credit quality financial institutions.

Fair Value of Financial Instruments
FASB ASC 820 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 2. Significant Accounting Policies(Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at a cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and accrued liabilities.

New Accounting Pronouncements:
On December 14, 2023, the FASB issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU 2023-09, *Improvements to Income Tax Disclosures,* applies to all entities subject to income taxes. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the potential impact of adopting this new guidance.

In November 2023, the FASB issued Accounting Standard Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), intended to improve reportable segments disclosure requirements primarily through enhanced disclosures about significant segment expenses.

ASU 2023-07 includes a requirement to disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, the title and position of the CODM, an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and all segments' profit or loss and assets disclosures. ASU 2023-07 is effective for all public companies for fiscal years beginning after December 15, 2023, and interim periods for the interim period beginning on January 1, 2025. Adoption of ASU 2023-07 did not have a material impact on the Company's financial statement**.**

Note 3. Going Concern

These audited financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its stockholder and related party, the ability of the Company to obtain necessary equity financing to continue operations, and ultimately the attainment of profitable operations. As of June 30, 2025, the Company had a net working capital of $12,388 and has an accumulated deficit of $332,763. Furthermore, for the year ended June 30, 2025, the Company incurred a net loss of $56,798 and used $14,833 of cash flows for operating activities. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These audited financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 4. Segment Information

The Company is engaged in a single line of business as a limited purpose broker-dealer to provide due diligence and private placement services. The Company has identified the Chief Executive Officer of the Company as the CODM, who uses revenues and expenses to evaluate the business, predominantly in the cash forecasting process, to make resource allocation decisions at the entity level. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits, infuse capital or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. As a result, no disaggregated segment information is presented. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 5. Accrued Expenses

Accrued expenses as of June 30, 2025, were $4,000, related to the audit fee as of June 30, 2025.

Note 6. Income Taxes

The Company, with the consent of the Stockholder, has elected under the Internal Revenue Code (the "IRC") to be a Subchapter S Subsidiary Corporation ("Qsub"). The Stockholder has elected under the IRC to be a S Corporation. The Stockholder is responsible for filing the applicable tax returns and including the financial results of the Company. The Company does not file a tax return.

Note 7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital of $5,000 as defined, or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital as reported on page 9 of this audited Form X-17A-5 indicates net capital of $12,034 On July 1, 2025 the Company filed part ll-A of Form X-17 A-5 (unaudited) and reported the same net capital of $12,034, which was $7,034 in excess of the minimum net capital.

Reserve Requirements Under Rule 15c3-3 (e)
The Company has no reserve deposit obligations under SEC 15c33 (e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the year ended June 30, 2025.

Note 8. Related Party Transactions

The Company had an expense sharing agreement with Landmark Ventures, Inc., an affiliate of the Company, which provides use of office space, furnishings and equipment, free of charge until March 31, 2023 at which time Landmark Ventures agreed to make a capital contribution each month in the amount of $3,500 per month.

During the year the Company received stockholder contributions of $60,000 consisting of $18,000 in cash and $42,000 related to the related party expense sharing agreement with LMV Capital Holding Corp.

Note 9. Subsequent Events

Management has evaluated all events or transactions that occurred after June 30, 2025, through August 15, 2025, the date of the issued financial statements. During this period there were no material recognizable subsequent events that required recording or disclosures in the June 30, 2025, financial statements.

SUPPLEMENTAL INFORMATION
LMV CAPITAL CORP.
SCHEDULE I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commissions
For the Year-Ended June 30, 2025

COMPUTATION OF NET CAPITAL

Stockholder's Equity		$ 12,388
Less: Non-allowable assets		
Prepaid expense		354
Net capital before haircuts		12,034
Less: haircuts on securities		-
Net capital		12,034
Greater of:		
Minimum dollar net capital required	$ 5,000	
or		
Minimum net capital required: (6.67% of Aggregate Indebtedness $5,000)	267	5,000
Excess net capital		$ 7,034

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 4,000
Percentage of aggregate indebtedness to net capital	33%

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of June 30, 2025 as reported by LMV Capital Corp on unaudited Form X-17A-5 Part IIA

SUPPLEMENTAL INFORMATION
LMV CAPITAL CORP.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3For the Year-Ended June 30, 2025

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry proprietary accounts for broker dealers (PAB accounts) (as defined in Rule 15c3-3) throughout the period ending June 30, 2025, without exception.

SCHEDULE III

Information Relating to Possession or Control Requirements under the
Securities and Exchange Commission 15c3-3
For the Year Ended June 30, 2025

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry proprietary accounts for broker dealers (PAB accounts) (as defined in Rule 15c3-3) throughout the period ending June 30, 2025, without exception.



Report of Independent Registered Public Accounting Firm
Exemption Review Report

LMV Capital Corp
1460 Broadway, Suite 4024
New York NY 10036

Dear Mr Klein:

We have reviewed management's statements, included in the accompanying Exemption Report, in which LMV Capital Corp identified the following provisions of 17 C.F.R. §15c3-3(k) under which LMV Capital Corp states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because it limits its business activities exclusively to participating in distributions private placements, mergers and acquisitions, advisory fees, fairness opinions and commission sharing for business referred to other broker-dealers in accordance of paragraphs (a) or (b)(2) of Rule 15c2-4, consulting, and acting as a finder, and the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers: did not carry accounts for customers and , it does not carry accounts for customers, it does not hold securities or funds for customers.

3. The Company did not carry PAB accounts, (as defined in rule 15c3-3) throughout the most recent fiscal year without exception.

LMV Capital Corp met the identified exemption provisions throughout the most recent fiscal year without exception. LMV Capital Corp is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about LMV Capital Corp compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

HTL International, LLC

HTL International, LLC
Houston, TX
August 15, 2025

LMV CAPITAL CORP.
1460 BROADWAY, STE 4240
NEW YORK, NY 10036

LMV Capital Corp.

Exemption Report

LMV Capital Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule I 5c2-4; and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending June 30, 2025 without exception.

The statement above was made to the best knowledge and belief of the undersigned.

LMV Capital Corp.

____
By:_ Zeev Klein
Title: President
Date: July 23, 2025